UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                    SCHEDULE 13D/A

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 6)*

                           PRICE COMMUNICATIONS CORPORATION
                                   (Name of Issuer)

                             COMMON STOCK, $.01 par value
                            (Title of Class of Securities)

                                      741437305
                                    (CUSIP Number)

                                     Bruce Ovitz
                          227 West Monroe Street, Suite 5025
                               Chicago, Illinois  60606
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                    April 12, 1995
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).


                                     No Exhibits










                                     SCHEDULE 13D

     CUSIP No.  741437305
     _________________________________________________________________
     1    NAMES OF REPORTING PERSON S.S. OR
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Bruce D. Ovitz
     _________________________________________________________________
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
     _________________________________________________________________
     3    SEC USE ONLY
     _________________________________________________________________
     4    SOURCE OF FUNDS*
          WC 00
     _________________________________________________________________
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     / /
     _________________________________________________________________
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
     _________________________________________________________________
                          7   SOLE VOTING POWER
     NUMBER OF SHARES         470,000
       BENEFICIALLY      _______________________________________________________
        OWNED BY          8   SHARED VOTING POWER
          EACH                -0-
        REPORTING        _______________________________________________________
         PERSON           9   SOLE DISPOSITIVE POWER
          WITH                470,000
                         _______________________________________________________
                         10   SHARED DISPOSITIVE POWER
                              -0-
     _________________________________________________________________
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          470,000
     _________________________________________________________________
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                           / /
     _________________________________________________________________
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.8% assuming 9,870,119 Shares of Common Stock are outstanding
     _________________________________________________________________
     14   TYPE OF REPORTING PERSON*
          IN
     _________________________________________________________________

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.















     ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D Amendment No. 6 relates to the Common Stock, $.01 par value ("Common Stock"), of Price Communications Corporation ("Issuer"), whose principal offices are located at 345 Rockefeller Plaza, 30th Floor, New York, New York 10020.


     ITEM 2.  IDENTITY AND BACKGROUND

     This Schedule 13D Amendment No. 6 is filed with the Securities and Exchange Commission by Bruce D. Ovitz ("Ovitz"), as general partner of Grant Partners I, an Illinois limited partnership, Grant Partners II, an Illinois limited partnership, and Grant Partners VI, an Illinois limited partnership (collectively, the "Limited Partnerships"). Each Limited Partnership's principal business is investments and address is 227 West Monroe Street, Suite 5025, Chicago, Illinois 60606.

     Ovitz's principal occupation is serving as general partner of each of the Limited Partnerships. During the past five years, Ovitz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ovitz is a citizen of the United States.


     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Limited Partnerships acquired the Common Stock with working capital of the Limited Partnerships.


     ITEM 4.  PURPOSE OF TRANSACTION

     Ovitz, acting as general partner for each of the Limited Partnerships, sold the Common Stock for investment purposes and may acquire or sell additional Common Stock in the future for investment.


     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number of shares of Common Stock beneficially owned by Ovitz, as general partner of each of the Limited Partnerships, within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, is 470,000 (4.8% of the total amount outstanding, assuming 9,870,119 shares of Common Stock are outstanding).

     (b) As general partner of each of the Limited Partnerships, Ovitz has sole power to vote and to direct the disposition of the shares of Common Stock beneficially owned by him.

     (c) Since the last Amendment to his Schedule 13D dated March 10, 1995, Ovitz, as general partner for each of the Limited Partnerships, sold a total of 74,811 shares of Common Stock on the Nasdaq National Market. On April 12, 1995, Ovitz (i) acting as general partner of Grant Partners I, sold 74,536 shares of Common Stock for a total sale price of $426,345.92, (ii) acting as general partner of Grant Partners II, sold 275 shares of Common Stock for a total sale price of $1, 573.00.

     (d)  Not applicable.

     (e)  Not applicable.


     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships with respect to securities of the issuer among the persons named in Item 2 above.


     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.

     Signatures


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


     Dated:  April 12, 1995


                              /s/ Bruce D. Ovitz
                              Bruce D. Ovitz,
                              as General Partner of Grant Partners I, Grant Partners II and Grant Partners VI


     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).